Exhibit 99.1

Youku Announces Senior Management Promotions

BEIJING, July 2, 2012 /PRNewswire-Asia/ — Youku Inc. (NYSE: YOKU), China’s leading Internet television company, today announced that Mr. Dele Liu, Chief Financial Officer and Senior Vice President of Youku, has been promoted to President and Mr. Michael Xu, previously Senior Vice President of Finance,  succeeds Mr. Liu as Chief Financial Officer and Senior Vice President, effective July 1, 2012.

“Dele has been with our company since 2006 and has demonstrated exceptional leadership during his tenure as Chief Financial Officer and Senior Vice President through a period of unprecedented change and growth in our industry,” said Victor Koo, Chairman and Chief Executive Officer of Youku. “Dele’s proven ability in leading the business in a strategic manner will bode well in his new role as President with on-going focus on business operations and development. With the addition of Michael as Youku’s Chief Financial Officer, who brings over 16 years of financial experience in both China and the US, we have a very strong management combination to lead Youku going forward.”

Before he joined Youku in September 2011, Michael Xu held various senior executive positions at leading Chinese technology and media companies, including Lenovo, Alibaba, and Focus Media.  Prior to that, Xu worked at Cisco Systems in the US and as an auditor at PricewaterhouseCoopers in Beijing. Xu holds an MBA degree and a Master of Accounting degree from the University of Texas and a bachelor’s degree in economics from Beijing Institute of International Relations.

About Youku

Youku Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU”.

For more information, please contact:

Investor Relations:
Ryan Cheung
Corporate Finance Director
Youku Inc.
Tel: +86-10-5885-1881 x6090
Email: ryan.cheung@youku.com